Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

Date: May 19, 2016

This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

(Subject Company Commission File No.: 001-16489)

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how FMC Technologies SIS Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly

Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY

WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

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The following announcement was issued by Technip S.A. on May 19, 2016.

Script Version May 19th

Please turn off your cell phones

Technip & FMC Technologies

Combination of Technip and FMC Technologies

Conference Call Briefing

Thursday, May 19, 2016
at 9:30am Paris Time (CET)

[at 14:00pm Paris Time (CET)]

Operator

Good morning everyone, welcome to the Technip and FMC Technologies Combination Conference Call. As a reminder, this conference call is being recorded. At this time, all participants are in a listen only mode. Later there will be a question and answer session.

I would now like to turn the call over to Aurelia Baudey-Vignaud, Investor Relations Director, who will go over the conference call rules.

Aurélia

Good morning everyone – there is a long disclaimer in the slide deck and we encourage you to read it fully.

More specifically, I would like to remind participants that statements made during the conference call, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Readers and listeners are strongly encouraged to refer to the disclaimers, which are an integral part of today's slide

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presentation, which you may find on our websites, along with the press release, an audio replay and a transcript of today's call, at technip.com and fmctechnologies.com.

And now, I will turn the call over to John, Chairman and CEO FMC Technologies,

SLIDE 7

John Gremp

Thank you all for being on the call this morning at such short notice. I am going to turn this call shortly over to

Thierry Pilenko, Chairman and CEO Technip,

Doug Pfedehirt, President and Chief Operating Officer FMC Technologies.

Today we are very excited to announce the combination of two market leaders: Technip and FMC Technologies

FMC Technologies and Technip have been at the forefront of driving change in our industry: And change is necessary.

I want to share my views on this.

Our industry is facing unprecedented challenges with increased costs and declined returns, notably in deep offshore.

I firmly believe that offshore and deep water is critical to supply the hydrocarbons we need as shale can’t deliver all the supply.

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The problem around deep water has been that costs have escalated rapidly squeezing our clients’ returns. We recognized over 2 years ago - when Thierry and I started talking - that this had to change in a significant and sustainable way.

And we agreed that we could drive change in our industry, working together and redefining the production and transformation of hydrocarbons:

We started by forming the alliance and the Forsys Subsea joint venture; after much thought, research and discussion with our customers. We saw that we could deliver sustainable double digit reductions in costs

The response to the alliance has exceeded our expectations.

And now we believe the right time has come, again after thought, research and discussion with our customers; to take the alliance further and combine FMC Technologies and Technip.

Together the two companies have a comprehensive and flexible offering across each of their markets from concept to project delivery and beyond.

This is true not only in Subsea but also in Surface and Onshore/Offshore.

Our two companies have long shared a similar vision for our industry and I’m delighted that Thierry and Doug will lead the combined company to drive further change in our industry:

Now I will turn to Doug.

SLIDE 8

So thank you John, I’d like to go back, looking on how we originally had the concept to work together.

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The alliance was built around our respective Subsea competences.

Technip has market leadership in subsea umbilicals, risers and flowlines, as well as Project management and detailed front-end engineering.

And FMC Technologies has leadership both in products and services as well as subsea well intervention.

Bringing these companies together allowed us to assist our customers in greatly reducing their subsea field development costs.

SLIDE 9

On slide 9 as you can see not only those elements that we put together in the Forsys Subsea joint venture but also the other competences that the two companies have across the value stream.

In short; there is more to the two companies than we put inside Forsys and our customers are telling us that they want easy access to that unique; comprehensive offering.

Today, the two companies focus on early stage conceptual and FEED work.

Through these FEED studies we have demonstrated that we can introduce new technologies, eliminate unnecessary interfaces and improve overall instability and operability of subsea system, leaving the project economic reductions of 30 plus percent.

The industry has embraced this new model and the response has exceeded our expectations.

But many customers are more focused on going straight to the execution phase, seeking to drive a really accelerated production schedule.

They want to work with us in many different ways; sometime integrated, sometimes just choosing discrete parts of our equipment or project management offering.

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And now we can offer this combination of integration and flexibility:

Let me focus on key benefits of this company to our clients

At concept phase, and this is where Forsys and Genesis are primarily, we can drive cost savings into the earliest stages of a project.

During project delivery; we can optimize both schedule and cost by working together in response to tenders.

Beyond the project; we can invest to grow our technology and services in digital life of field services and data management for example.

The combined company is all about reducing costs; providing more secure project delivery and creating sustainability in operations.

These are tangible benefits for our customers.

SLIDE 10

The combined group has leadership across its three main activities – Subsea, Surface and Onshore/Offshore. In each case; our leadership is based on technology and innovation.

In each piece we have both a comprehensive; integrated but also flexible offering

This combination is a growth accelerator for many reasons

But the combination’s power lies most of all with our talented people, coming together and demonstrating their desire to work successfully together on a common set of values. I couldn’t be more proud to work with these talented set of individuals.

Our combined company will continue to demonstrate understanding clients needs and the ability to pro-actively offer solutions not only to complex technical requirements but also with greater optimized economics. And, we will continue to foster our strong partnerships.

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For our shareholders: our combination will bring significant value creation and since it is builts on both companies respective strong B/S, it will be the strongest balance sheet in the industry.

SLIDE 11

I will now hand over to Thierry.

SLIDE 12

Thank you Doug.

Now I’m going to get into the details about how we are going to work together and how we are going to create that value for clients; for our people and for our shareholders.

The new Company is TechnipFMC.

The values and goals of TechnipFMC are clear and I want to emphasise what John and Doug have both said about the combination.

TechnipFMC is going to set new standards. We are going to make breakthroughs in the way we work with clients and in what we offer them.

Many of you who know me at Technip will recognise the way in which I am describing the combination – a broader portfolio; early involvement, the alliance of technology, equipment; consulting and project management, and the power of integration.

Both our companies have been building and broadening what they do over recent years. What is exciting is the step change that a combination of our two companies can facilitate – to continue our strategy to be the drivers of change in our industry

So first – the what.

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TechnipFMC – a new company formed by an all-stock merger of FMC Technologies and Technip.

Where - TechnipFMC will be headquartered in Paris – where I’ll have my main office and in Houston – where Doug will have his main office

The terms of the transaction are very simple and very balanced:

For example, the exchange ratio is two for one

The value is split close to 50 per cent for each group of shareholders.

I’ll be executive Chairman of TechnipFMC and Doug will be CEO. We’ve agreed on the main management structure and identified the key individuals from both companies that will help us drive change.

Both our Boards of Directors recognise the potential of TechnipFMC and unanimously approve the combination.

We will now start the formal process of putting our two companies together and submitting the combination first to our various works councils for approval and then to our shareholders.

We don’t expect any particular regulatory issues as the overlaps between our companies are minor.

As a result; we expect to be up and running early next year.

SLIDE 13

How will Doug and I manage TechnipFMC.

First; the Board.

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It will be 7 from FMC including Doug and 7 from Technip including me.

For management; the roles of Doug and myself are clear.

In terms of management; we will organize our activities around 5 business units

Subsea Services, Subsea Projects and Products

And then Surface and Onshore/Offshore

Of these 5 business units, Surface and Subsea Services will be run out of Houston and Subsea Projects; products and Onshore/Offshore out of Paris.

The two companies know each other well. This made finding the right governance and leadership structure quite easy.

It also means that the integration can be made quickly with the new organizational plan in place and ready to go at closing. In fact Doug and I have known each other for more than 20 years and share the same vision.

I believe this is a key point. We are talking about two companies with common cultures and goals. The integration process is less risky in my view as a result. It also means that we can also drive value through synergies.

SLIDE 14

Let’s focus on these now

We estimate synergies will be 400 million dollars per annum on a pre-tax basis in 2019 and thereafter after 200 million dollars in 2018.

This is around 3 per cent of our combined cost base.

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The implementation costs are estimated at 250 million dollars.

The key areas of cost synergies envisaged are around supply chain improvement, optimization of infrastructure, corporate and other costs.

Let me just add that the synergy estimates presented in here are the result of a thorough analysis jointly carried out by both management teams.

I want to be clear on one point - both Technip and FMC Technologies have ongoing cost reduction plans and these will continue. The synergies will come on top of those cost reduction efforts.

Last, but most important.

The top line synergies will be important – perhaps not immediately in today’s market conditions – but certainly further out as the market recovers.

We can create substantial value for our clients and in the process accelerate our own growth.

The combined offering in Subsea is obvious. We can progressively expand our product and system offering; get involved in more parts of a project and substantially expand what we do for customers over the production life of their assets.

But we are also identifying promising areas of investment in onshore/offshore – where the addition of FMC’s LNG loading technology will fit well – and surely in Surface too.

This is exciting and I am now going to hand back to Doug to summarise the financial profile of the new group.

SLIDE 16

Thank you Thierry

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Let’s look at some key figures:

Today we have a combined 20 billion dollar backlog and in 2015 we had 20 billion dollars of revenues.

2015 EBITDA was 2.4 billion dollars and the combined balance sheets show strength and high liquidity.

Both companies have a strong credit rating, which we expect to continue.

In short; TechnipFMC is going to be one of the leaders in our industry; with the resources to invest and grow, as well as to continue a returns policy both through dividends and share buybacks.

Now Thierry, let’s sum up together and turn over for questions.

SLIDE 17

Doug, thank you

We are going to highlight 5 strengths together

First; TechnipFMC offers our clients execution skills across the value chain; and from concept to project delivery and beyond.

Second, we base our market positions on technology and innovation and equipment and systems

Third, our customers can access what TechnipFMC offers on an integrated basis, but also flexibly – across Subsea, Surface and Onshore/Offshore

Doug you take it from here

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Fourth, the transaction will create value for our shareholders through our enhanced financial profile, increased reach to clients and cost synergies over and above our ongoing restructuring efforts.

And last; we are bringing together two complementary market leaders and most of all their talented employees. Building on the proven success of our existing alliance.

We look forward to bringing rapidly together the outstanding employees and cultures of both companies; as well as the complementary capabilities of our organizations, to position TechnipFMC to drive change by redefining the production and transformation of oil and gas

|THIERRY]

And now we’ll hand over for questions.

QUESTION AND ANSWER

Operator: Thank you. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press zero (0) followed by one (1) on your touch-tone phone. If you wish to withdraw your question, please press zero (0) followed by two (2). If you are using speaker equipment today, please lift the handset before making your selection. One moment please for the first question:

Introducing the First Question: The first question comes from Mr/Ms Name of Company Name. Mr/Ms Name, please go ahead with your question.

Additional Questions: Mr/Ms Name of Company Name, please go ahead with your question.

Q1 ….

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Q2….

Further Request for Questions: Ladies and gentlemen, if there any additional questions, please press the zero (0) followed by the one (1) on your touch tone phone at this time. As a reminder, if you are using speaker equipment, please lift the handset before making your selection.

End of Question and Answer Session: There are no further questions at this time.

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Thierry Pilenko

Ladies and Gentlemen, thank you for your questions.

I am going to conclude by stressing how excited I am about the formation of TechnipFMC.

Technip and FMC Technologies both have long track records of innovation and commitment to helping their clients meet the challenges of the oil and gas industry. A year ago, we were at the forefront of recognizing the importance of a broader view of our clients’ challenges and seized the opportunity that working together in our alliance could bring. Today we want to take this strategy further and across the full footprint of the two companies. We have complementary skills, technologies and capabilities which our customers can access on an integrated basis or separately as they prefer. Together, TechnipFMC can add more value across Subsea, Surface and Onshore/Offshore, enabling us to accelerate our growth. I am confident that we can quickly demonstrate the power of TechnipFMC to our clients, our people and our shareholders

With that, I thank you for your participation and wish you a good day.

Aurélia Baudey-Vignaud

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Ladies and Gentlemen, this concludes today’s conference call, and we would like to thank all of you for your participation.

As a reminder, a replay of this call will be available on both our website in about 2 hours.

You are invited to contact Investor Relations should you have any questions or require additional information. Once again, thank you for your participation and please enjoy the rest of your day.

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CLOSING THE CONFERENCE CALL

Operator: Thank you for your participation in today's results conference call. The replay will be also be available by dialing: +33(0)1 72 00 15 00 France / Continental Europe or +44(0) 203 367 9460 UK or +1 877 642 3018 USA using the confirmation code: 300260 #. The replay will be available for 90 days.

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